E-QURE CORP.
20 West 64th Street, Suite 39G
New York, NY 10023

December 5, 2014

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Michael Kennedy, Staff Attorney

Re: E-Qure Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 12, 2014
File No. 333-198611

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated November 25, 2014, with respect to the above-referenced Form S-1, Amendment No. 1 filed by E-Qure Corp., f/k/a ADB International Group, Inc. (the "Company") on November 12, 2014. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.
Prospectus Summary

Summary of Risk Factors

Comment 1. Please describe the risk to your business due to your shell company status.
Response 1. We have added a summary risk factor "Shell Company Status".

Description of Business, page 25

Our Business, page 26

Comment 2. We note your response to comment 10 in our letter dated October 3, 2014 that you revised your risk factor disclosure regarding your plan to manufacture the BST device. Please also include disclosure here about your plans to manufacture the BST device in Israel.
Response 2. We have added disclosure under subheading "Our Business" on page 26 related to our plan to manufacture our BST devise in Israel.

Employees, page 33

Comment 3. Please file the service agreements that you have with your executive officers as exhibits to the registration statement.
Response 3. We have attached as exhibits the services agreements with our executive officers.

Financial Statements, page 36

General

Comment 4. We note your response to comment 17 in our letter dated October 3, 2014. Please include a note to your financial statements specifically disclosing, if true, the retroactive treatment as well as the change made and the effective date of the change. Please refer to ASC 505-10-S99.
Response 4. In response to this comment, we have made reference to ASC 505-10-S99 and have included the following disclosure in the first paragraph under "Note 2. Stockholders' Equity" as follows: "The reverse split was treated retroactively in accordance with ASC 505-10-S99. This treatment resulted in the following adjustments: (i) at December 31, 2013-Common Stock decreased from 284,548 to 2,845 and the decrease of 281,703 was reclassified from Common Stock to Additional Paid-in Capital; and (ii) at June 30, 2014-Common Stock decreased from 259,240 to 2,592 and the decrease of 256,648 was reclassified from Common Stock to Additional Paid-in Capital."

Notes to Unaudited Financial Statements, page 39

2. Stockholders' Equity, page 43

Comment 5. We note your response to comment 19 in our letter dated October 3, 2014 and your revised disclosure to describe the terms under which the promissory notes were converted. Please address that portion of our comment requesting disclosure of how you determined the amount of loss recognized. Please ensure your disclosure is consistent throughout your filing. For example you describe here that the loss was recognized because the conversion terms of the notes were not adjusted as provided for in the event of a share recapitalization and in Note 5 you disclose a loss was recognized because the conversion price was at a discount from the market prices of the shares on the dates of the original issuances. Also, please help us understand your loss recognition on the conversion of the notes by responding to that portion of our comment requesting you advise us of the specific literature applied to your fact pattern. Your reference to the disclosure in Note 5 provides the guidance used to determine a BCF existed because the conversion price was less than the quoted market price at the time of issuance.
Response 5. We have corrected the disclosure under "Note 2. Stockholders' Equity" to make clear that the rationale for the loss recognition was not based upon a discount from the market price compared to the conversion price but, rather, was due to the following facts: (i) in the debt settlement with the note holders, additional shares of common stock were issued upon conversion than were provided in the notes; and (ii) no adjustment was made for the 1 for 100 reverse split that became effective in August 2014, in the number of shares issued upon conversion.

The same correction was made in the disclosure in "Note 3. Related Party Transactions not Disclosed Elsewhere" and under the caption "Transactions With Related Persons , Promotors and Certain Control Persons" in the sub-caption "Certain Related Party Transactions" with respect to the conversion of the Weissberg note in the principal amount of $71,545.

We relied upon ASC 470-20-40 and specifically 40-16 and 17, which generally provides that no gain or loss is recognized if debt is extinguished in exchange for equity pursuant to a pre-existing contract.
However, in connection with this debt extinguishment and the settlement with the note holders, additional shares were issued in excess of the number of shares provided pursuant to the terms of the notes. These additional shares were valued at the closing price on the date of the grant and recorded as a loss on conversion.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 64

Liquidity, Capital Resources and Strategy, page 66

Comment 6. We note your response to comment 14 in our letter dated October 3, 2014 in which you have added disclosure regarding management's plan to address your going-concern status and deleted other duplicative disclosure. However, certain disclosure explaining the meaning of your auditor's going-concern opinion and the rationale for which it was issued appears to have been removed as well. Please revise to include such disclosure in order to provide investors with context for management's plan to address the going-concern opinion.
Response 6. We have revised the disclosure and added the following paragraph:
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America with an auditor's going concern opinion for the years 2013 and 2012. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills and meet our other financial obligations. This is because we have not generated any revenues and no revenues are anticipated.

Exhibits and Financial Statement Schedules, page 82

Comment 7. We note your disclosure that the service agreement between you and Mr. Weissberg was filed with the company's S-1 on September 6, 2014. However, the company's only other S-1 was filed on September 5, 2014 and Mr. Weissberg's service agreement is not attached as an exhibit thereto. Please advise or revise.
Response 7. We have attached as exhibit 10.11 Mr. Weissberg's service agreement.

Respectfully submitted,

/s/: Ohad Goren
Ohad Goren, CEO